FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: August 16, 2006	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
August 10, 2006	AMEX: GLE

Glencairn Gold reports second consecutive quarter of record net earnings, revenue and gold production

Glencairn Gold Corporation is pleased to report its financial and operating results for the three months and six months period ended June 30, 2006 (currency figures in U.S. dollars). The consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Glencairn website at www.glencairngold.com. The documents are being filed with SEDAR (www.sedar.com) and should be available on SEDAR no later than 24 hours from the dissemination of this release.

Highlights for the second quarter of 2006:

•	Earnings from mining operations increased to $3.8 million from $188,000 in the corresponding period of 2005
•	Record net earnings totalled $2.1 million, or $0.01 per share in the latest period, compared to a net loss of $1.4 million, or $0.01 per share, in the corresponding period of 2005
•	Record gold production increased to 21,127 ounces compared to 9,669 ounces in the corresponding period of 2005 (Bellavista entered production in late 2005)
•	Gold sales more than doubled to 20,137 ounces sold in the latest quarter compared to 9,657 ounces in the corresponding quarter of the previous year
•	Record revenues from gold sales increased to $12.4 million, three times the $4.1 million revenue figure of the second quarter of 2005
•	Cash operating costs per ounce of gold sold were $320 compared to $347 in the corresponding period of 2005

“For the second consecutive quarter, Glencairn has posted a strong financial performance,” said Company Chairman Kerry Knoll. “We were again profitable, the second such quarterly result in our three years of mining operations.”

Glencairn produced 21,127 ounces during the latest second quarter, compared with 9,669 ounces during the second quarter of 2005, and 18,382 ounces during the first quarter of 2006. Sales were $12,441,000, as a result of the sale of 20,137 ounces at an average realized price of $618 per ounce. This resulted in net earnings of $2,051,000 or $0.01 per share during the quarter. This compares with a loss of $1,401,000 during the corresponding quarter of 2005, and a profit of $1,770,000 during the first quarter of 2006. Earnings from mining operations were $3,843,000 during the second quarter of 2006, compared with $188,000 during the corresponding quarter of 2005, and $2.0 million during the first quarter of 2006. Cash operating costs per ounce sold were $320 during the quarter, down from $347 during the same quarter of 2005 and $352 during the first quarter of 2006.

For the first half of 2006, net earnings totalled $3,821,000, or $0.02 per share, compared to a loss of $1,627,000, or $0.01 per share, in the first half of 2005. Earnings from mining operations increased dramatically to $5,836,000 from $1,036,000 in the corresponding period of 2005. Revenues from gold sales increased to $23,952,000, compared to $9,380,000 in the corresponding period of 2005.

Gold sales were 40,883 ounces sold in the current first half compared to 21,892 ounces in the corresponding half of the previous year.

Limon Mine

Sales in the latest quarter increased $1,711,000 or 41% to $5,854,000 in 2006 compared to $4,143,000 in 2005. The actual quantity of gold sold decreased 220 ounces to 9,437, or 2% from the same period in the prior year. Production from the mine during the quarter was 9,949 ounces, about 1,000 ounces lower than forecast. The lower gold production was the result of somewhat lower ore grades encountered in 2006 compared to 2005. Much of the lower grade ore was sourced from two open pits in the Santa Pancha area, which do not form part of the current mineral reserves. This ore was substituted during the quarter in part due to disruptions to development work caused by work stoppages in the first quarter, delaying access to higher-grade mining areas. During the quarter, initial mining began at the Santa Pancha deposit outlined by Glencairn in 2004. The increase in sales was attributable to the increase in average realized gold prices, which rose by $191 to $620 in the latest quarter.

Cost of sales increased by $389,000 or 12%, which is in line with increases in cash operating costs of $49 per ounce. Production costs were affected by an increase in haulage costs, electricity and fuel.

The mine is expected to produce a total of 38,000 ounces during 2006 as previously forecast, at a cash operating cost of $391 per ounce and a total cash cost of $427 per ounce. For the final six months of 2006, the mine is expected to post cash operating costs of $369 per ounce and a total cash cost of $405.

Bellavista Mine

Sales in the latest quarter were $6,587,000. (There was no comparable production in Q2, 2005 as the mine did not commence commercial production until December 2005.) Quantity of gold sold was 10,700 ounces and the average realized gold price was $616 in the latest quarter with cash operating costs of $252 per ounce sold. (For comparison, Q1 2006 gold sales were 12,900 ounces at cash operating costs per ounce sold of $299.) Cost of sales in the latest period was $2,698,000. The mine produced 11,178 ounces of gold in the second quarter.

Actual results during the first half of 2006 fell below expectations due to several factors. Lower tonnage of ore was crushed and stacked during the quarter as a result of mechanical problems with the secondary crusher and difficulties screening certain portions of the crushed ore during periods of heavy rainfall. The crusher problems have been solved, and the screening difficulties have been largely mitigated by covering the ore stockpile and more selective mining techniques. Gold production was also affected by delays in commissioning of the grinding mill, which had been scheduled for completion during the second quarter. After several delays in obtaining certain parts for the mill, it is now scheduled for commissioning in late September. Due to these temporary operating difficulties, the Bellavista Mine is now expected to produce 48,000 ounces during 2006 at a cash operating cost of $284 per ounce and a total cash cost of $295 per ounce. For the final six months of 2006, the mine is expected to produce gold at cash operating costs of $290 and total cash costs of $312.

New Acquisitions

Shortly after the end of the second quarter, Glencairn closed the purchase of the Libertad Mine in Nicaragua and the 60% interest in the Cerro Quema deposit in Panama from Yamana Gold Inc. These acquisitions give Glencairn a strong pipeline of additional projects in Central America, its traditional area of operating expertise. Yamana was issued 32 million shares of Glencairn as a result of the sale, and that company now holds approximately 17.9% of Glencairn.

At Libertad, Glencairn is investigating several major modifications which are expected to allow the mine to reach its potential, including the installation of permanent heap leach pads, additional crushing capacity to reduce the crush size of the ore, and a major pre-stripping program which will allow more continuous access to the ore. Glencairn estimates production of approximately 20,000 ounces during the second half of 2006. Production costs are being determined, but are expected to result in an operating profit. Long term, the Company’s goal is to reduce costs to approximately $400 per ounce and stabilize production at an annual rate of 50,000 ounces.

At Cerro Quema, Glencairn has had initial discussions with the 40% owner of the property with the goal of advancing the project towards production as soon as possible. At the same time, the Company plans to update the previous owner’s 2002 feasibility study, to reflect current costs of goods and services.

Glencairn Gold Corp.
Selected Financial Information

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Gold ounces produced	21,127	9,669	39,509	21,053
Gold ounces sold	20,137	9,657	40,883	21,892
Realized gold price per oz	$ 618	$ 429	$ 586	$ 428
Cash operating costs per oz. sold	$ 320	$ 347	$ 336	$ 319
Total cash costs per oz. sold*	$ 344	$ 374	$ 358	$ 344
(in thousands$$ except per share)
Sales	$12,441	$ 4,143	$23,952	$ 9,380
Cost of Sales	$ 6,436	$ 3,349	$13,731	$ 6,986
Net Earnings (loss)	$ 2,051	($ 1,401)	$ 3,821	($ 1,627)
Earnings (loss) per share— basic and	$ 0.01	($ 0.01)	$ 0.02	($ 0.01)
fully diluted
* includes royalties and production taxes

Net earnings for the latest quarter were $2.1 million, compared to a $1.4 million loss in the second quarter of 2005.

General and administrative expenses increased $559,000, which is attributable primarily to the scope and size of a company operating with two full operating mines. There were no exploration expenditures in the first half of this year; however, the Company expects to resume exploration at its mining properties in the second half.

The Company had cash of $6.4 million and working capital of $7.1 million at June 30, 2006 compared to $3.9 million and $5.1 million, respectively, in the corresponding period of 2005. On July 6, 2006, Glencairn raised gross proceeds of $15.5 million in a private placement of 30 million subscription receipts.

For the remainder of the year, Bellavista capital expenditures will include $1.4 million for a grinding mill to boost recoveries of non-oxidized ore and $500,000 to start Phase Two of the leach pads. Limon will require capital expenditures of $2.5 million, primarily for Santa Pancha development, which will be in full production by the second half of the year. The Company anticipates spending, primarily over the next six months, approximately $10 million on improvements to La Libertad.

For further information, please contact:

Glencairn Gold Corporation Kerry Knoll, Chairman Tel.: 416-860-0919 kknoll@glencairngold.com Olav Svela, Vice President Investor Relations 416-860-0919 osvela@glencairngold.com	Renmark Financial Communications Inc. Christina Lalli, Tel.: 514-939-3989 clalli@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements:
This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.